UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ample Foods, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  October 23, 2015

Physical address of issuer
181 2nd Street, San Francisco, CA 94105

Website of issuer
http://amplemeal.com

Current number of employees
3

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$425,060.00	$835,359.00
Cash & Cash Equivalents	$121,077.00	$439,314.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,155,986.00	$944,884.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,934,247.00	$2,908,021.00
Cost of Goods Sold	$1,891,508.00	$2,454,496.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,397,697.00	-$2,703,391.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.


APRIL 29, 2020

FORM C-AR

Ample Foods, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ample Foods, Inc., a Delaware corporation (the "**Company**," "**Ample Foods**", "**Ample**", as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a Delaware corporation, formed on October 23, 2015. The Company is currently conducting business under the name of Ample Foods.

The Company is located at 181 2nd Street, San Francisco, CA 94105 and has a website located at http://amplemeal.com.

The Company primarily conducts business from its headquarters in San Francisco, California.

The information available on or through the Company's website is not a part of this Form C-AR. In making an investment decision with respect to the securities, you should only consider the information contained in this Form C-AR.

The Business

The Company creates and markets Ample, a nutritious meal replacement drink with high quality ingredients (the "***Product***") designed to make it easy for busy, health-conscious people to eat well when pressed for time. The Company sells online directly to its consumers, with both one-time-purchase and subscription-based revenue models.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. These adverse conditions could affect the Company's financial condition and the results of its operations.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions and other factors beyond our control which could negatively impact the Company and potentially cause losses.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. The Company may need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued under Regulation CF. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company may face potential difficulties in obtaining capital.
The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company may be adversely affected if found to have been non-compliant with the FDA regulations because of its employees, suppliers, or contractors.
The Products and marketing of the Products must be compliant with Food and Drug Administration (the "***FDA***") regulations. The Company trusts its employees and contractors with ensuring that the Company's labels and website are FDA compliant and factually accurate. If contractors manufacturing the Products fail to satisfy the FDA safety standards, the Company could be adversely affected and subject to harsh penalties.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.
Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with FDA or customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of the Products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters, diseases such as coronavirus (COVID-19) and others, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing contractor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Because every customer's taste preferences and reactions of the organism to the Products are different, there may be times when customers dislike the Products. The customers who dislike the Products may leave negative reviews on the Internet, including on Amazon, which may influence other potential customers' opinion about the Products and decrease the Company's sales. This may result in negative public opinion about the Company and the Products. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Connor Young, who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Connor Young, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Connor Young or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. The main competing products are Soylent and Huel. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company may compensate affiliates and partners for promotional activities.
Certain of the Company's existing stockholders and other affiliates and partners of the Company may be compensated as a result of their efforts to promote the success of the Company. The interests of these parties may not always coincide with the Company or purchasers of the Company's stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

BUSINESS

Description of the Business
The Company creates and markets Ample, a nutritious meal replacement drink. The Company sells direct online to its consumers, with one-time-purchase and subscription revenue models.

History of the Business
The Company was founded in October 2015 by Connor Young.

The Company's Products

Product	Description	Current Market
Ample	Ample original, Ample K, and Ample V are three single-serve meal replacement drinks that align with particular dietary needs.	The Company's market category is busy and health-conscious people who struggle maintaining their high-quality diet when time is short.

Competition
The Company competes with other meal replacement companies, as well as other convenient meal and snack options. The Company's primary competitors include Soylent and Huel.

Supply Chain and Customer Base
The Company utilizes a manufacturing partner, a third-party logistics partner to warehouse and distribute the Products to customers, and several quality ingredient suppliers. The Company also requires ecommerce storefront and marketing resources (such as Shopify) to host its website, and additional channels to market the Products (such as Amazon).

The Company's customer base is primarily busy and health-conscious consumers. Demographics have been primarily male (70/30%), age 25-50 in metropolitan areas. They often work white-collar jobs and work out, but struggle to find time to make a healthy meal for themselves.

Intellectual Property

Trademarks

Registration#	Goods	Mark	File Date	Registration Date	Country
5520372	Meal replacement drinks	Ample	December 22, 2016	July 17, 2018	USA

Governmental/Regulatory Approval and Compliance
The Products and marketing of the Products must be compliant with the rules and regulations of the Food and Drug Administration ("*FDA*"). Information on the Company's labels and website must be FDA compliant and factually accurate. The Products must satisfy the FDA safety standard.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened, against the Company.

Other

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Connor Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present). Oversees the Company's general operations, including talent scouting, mission planning, strategies, fund raising, and acting as the Company's spokesperson.

Education
B.A. Biology, St. Olaf College, 2011

_____

Julie Zimmerman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Product Development, Ample Foods, Inc. (2016 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Product Development, Ample Foods, Inc. (2016 – present). Leads the Company's product development and expansion efforts, overseeing the creation of new flavors and form flavors to accelerate the Company's growth.

Education
B.Sc. Food Science, University of Illinois at Urbana-Champaign
M.Sc. Food Science, University of Minnesota-Twin Cities

_____

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a

court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	5,584,841
Voting Rights	1 vote per share of Common Stock.
Anti-Dilution Rights	Yes. Certain holders of the Common Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).*	42.520%

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

Type of security	Series Seed 1 Preferred
Amount outstanding	3,243,887
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).*	24.697%

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

Type of security	Series Seed 2 Preferred
Amount outstanding	3,601,248
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).*	27.418%

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	789,647.27
Voting Rights	None.
Anti-Dilution Rights	None.
Terms	$15M Valuation Cap, 20% Discount
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities.*	5.000%**

*The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).
**Assuming Crowd SAFE is converted at the Valuation Cap.

Type of security	Common Warrant
Amount outstanding	47,904
Warrant Price	0.01 per Share*
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities.**	0.365%

*Assuming that the 409a valuation was not received by the Company by offering Date.

**The percentage ownership is calculated on a fully diluted basis after considering Common Warrant, Common Stock, Units of Crowd SAFEs, Series Seed 1 Preferred Stock, and Series Seed 2 Preferred Stock (total shares equaling 13,427,137).

As of April 29, 2020, the Company has the following debt outstanding: (i) $460,000 through a working capital loan from CircleUp Credit (up to $500,000), a line which has several smaller lines of credit within it and varying maturity dates with all lines having an annual percentage rate of fifteen percent (15%), and (ii) a revolving business credit line in the amount of $108,000 from American Express with zero percent (0%) interest. Since they are revolving/working credit lines, there is no fixed maturity date. No debt is in default and the Company has not missed any of its payments.

Valuation
There has been no formal valuation of the Company.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Connor Young	36.67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$2,115,869	-$922,304	$0

Operations

Ample Foods, Inc. (the "**Company**") was incorporated on October 23, 2015 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company creates and markets Ample, a nutritious meal replacement drink. The Company sells direct online to its consumers, with one-time-purchase and subscription revenue models. The Company does not expect to achieve profitability in the next 12 months.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 7, 2020, we had $142,173.13 cash on hand, leaving the Company with at least 8 (eight) months of runway if the Company fails to raise any capital. The cash will be used to execute our business strategy. The Company has the following sources of capital: cash on hand, planned future monetization.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures.

The financial statements, attached hereto as Exhibit A, are an important part of this Form C-AR and should be reviewed in their entirety.

Valuation

The Company received a post money valuation of eleven (11) million dollars in the month of May 2018.

Previous Offerings of Securities*

We have made the following issuances of securities within the last three years:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	789,647.27	$789,647.27	January 16, 2019 (Sale date March 28, 2019)	Regulation CF
Common Warrant	47,904	$479.04**	August 6, 2018	Section 4(a)(2)
Preferred Stock (inclusive of Series Seed 1 and Series Seed 2)	6,845,135	$1,999,996.92	May 3, 2018	Section 4(a)(2)
Common Stock	5,584,841	$0.00	October 23, 2015	Section 4(a)(2)

*The Company is currently also conducting an offering of securities under Regulation Crowdfunding.
**Assuming that Common Warrant is exercised at the price of $0.01 per share.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "*Member of the family*" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Connor Young
(Signature)

Connor Young
(Name)

President and Chief Executive Officer
(Title)

04/29/2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Connor Young
(Signature)

Connor Young
(Name)

Director
(Title)

04/29/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

I, Connor Young, the CEO of Ample Foods, Inc., hereby certify that

(1) the accompanying unaudited financial statements of Ample Foods, Inc. thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Ample Foods, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Ample Foods, Inc. filed for the fiscal year ended [December 2018].

(3) That the information below reflects accurately the information [which will be reported on our 2019 tax return].

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

_____/s/Connor Young__(Signature)

Name: Connor Young

Title: CEO

Date: April 29, 2020

AMPLE FOODS, INC.

(a Delaware corporation)

Financial Statements

For the Calendar Periods Ended December 31, 2019 and 2018



INDEPENDENT AUDITOR'S REPORT

April 1, 2020

To: Board of Directors, Ample Foods, Inc.

Re: 2019-2018 Financial Statement Audit

We have audited the accompanying consolidated financial statements of Ample Foods, Inc. (a limited liability company organized in Delaware) (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, owners' equity/deficit and its cash flows for the calendar year thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has incurred large operating losses during the scaling of its business that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

AMPLE FOODS, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2019	2018
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 121,077	$ 439,314
Inventory	233,540	339,066
Other current assets	68,279	32,679
Total Current Assets	422,896	811,059
Non-Current Assets:		
Furniture & Equipment	2,886	0
Less: accumulated depreciation	(721)	0
Security deposits	0	24,300
Total Non-Current Assets	2,164	24,300
TOTAL ASSETS	425,060	835,359
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	188,289	104,289
Accrued expenses	8,300	149,044
Other current liabilities	959,397	691,550
Total Current Liabilities	1,155,986	944,884
Non-Current Liabilities:		
None	0	0
Total Non-Current Liabilities	0	0
TOTAL LIABILITIES	1,155,986	944,884
Stockholders' Equity (Deficit):		
Common stock (5,584,841 and 5,643,582 of $0.0001 par value shares issued and outstanding)	558	558
SAFE/KISS Instruments	776,296	0
Preferred Seed 1 (3,243,887 shares outstanding of $0.0001 par value stock)	324	324
Preferred Seed 2 (3,601,248 shares outstanding of $0.0001 par value stock)	360	360
Additional paid-in capital	4,897,693	4,897,693
Treasury Stock (30,916 shares)	(618)	(618)
Accumulated deficit	(6,405,539)	(5,007,842)
Total Stockholders' Equity (Deficit)	(730,926)	(109,525)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 425,060	$ 835,359

AMPLE FOODS, INC.
STATEMENT OF OPERATIONS
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2019	2018
Revenues, net	$2,934,247	$2,908,021
Cost of Goods Sold	1,891,508	2,454,496
Gross Profit	1,042,739	453,525
General and administrative	1,209,339	1,443,320
Marketing	1,165,618	1,013,764
Depreciation	721	
Total Operating Expenses	2,375,678	2,457,084
Operating Loss	$(1,332,939)	$(2,003,559)
SAFE/KISS Beneficial Conversion Feature Expense	0	(687,096)
Financing Fees and Interest Expense	(62,999)	(20,662)
Other Income/(Expense)	(1,759)	7,926
Tax Provision/(Benefit)	0	0
Net Loss	**$(1,397,697)**	**$(2,703,391)**

AMPLE FOODS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock						Additional Paid-in Capital / Treasury Stock	Accumulated Deficit	Total Shareholders Equity/(Deficit)
	Shares (#)	Value ($)	KISS	SAFE	Preferred Seed 1	Preferred Seed 2			
Balance as of January 1, 2018	**5,643,582**	**564**	**100,000**	**1,880,632**				**(2,304,451)**	**(323,255)**
Issuances of SAFEs				241,000					241,000
Converstion of SAFE/KISS to Preferred Seed 2 shares (3,601,248 shares)			(100,000)	(2,121,632)		360	2,908,368		687,096
Issuances and forfeiture of stock	(58,741)	(6)					(618)		(624)
Issuances of securities (3,243,887 shares), net of issuance costs					324		1,989,325		1,989,325
Net Loss								(2,703,390)	(2,703,390)
Balance as of December 31, 2018	**5,584,841**	**558**	**0**	**0**	**324**	**360**	**4,897,075**	**(5,007,842)**	**(109,525)**
SAFE/KISS offering net of issuance costs				776,296					776,296
Net loss								(1,397,697)	(1,397,697)
Balance as of December 31, 2019	**5,584,841**	**558**	**0**	**776,296**	**324**	**360**	**4,897,075**	**(6,405,539)**	**(730,926)**

AMPLE FOODS, INC.
STATEMENT OF CASH FLOWS
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements

Cash Flows From Operating Activities	2019	2018
Net Loss	$ (1,397,697)	$ (2,703,391)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: SAFE/KISS Beneficial Conversion Feature Expense		687,096
Add back: Depreciation	721	
Changes in operating assets and liabilities:		
(Increase) decrease in inventory	105,526	(46,425)
(Increase) decrease in other current assets	(35,600)	(16,275)
(Increase) decrease in security deposits	24,300	0
Increase (decrease) in accounts payable	84,000	(180,768)
Increase (decrease) in accrued liabilities	(140,744)	(36,852)
Increase (decrease) in deferred rent	0	(2,677)
Increase (decrease) in other current liabilities	267,847	200,588
Net Cash Used In Operating Activities	(1,091,647)	(2,098,704)
Cash Flows From Investing Activities		
None	(2,886)	0
Net Cash Used In Investing Activities	(2,886)	0
Cash Flows From Financing Activities		
Proceeds from issuance of Preferred Seed 2, net of offering expenses	0	1,989,325
Proceeds from issuance of SAFE instruments, net of offering expenses	776,296	241,000
Net Cash Provided By Financing Activities	776,296	2,230,325
Net Change In Cash and Cash Equivalents	(318,237)	131,321
Cash and Cash Equivalents, at Beginning of Period	439,314	307,993
Cash and Cash Equivalents, at End of Period	$121,077	$439,314
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0
Value of Preferred Seed 1 shares issued in full SAFE and KISS conversion	$0	$2,908,728

AMPLE FOODS INC.
NOTES TO FINANCIAL STATEMENTS
Calendar Years ending December 31, 2019 and 2018
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

Ample Foods, Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on October 23, 2015 ("Inception") in the State of Delaware. The Company's headquarters is located in California. The Company's mission is to make nutrition so simple that everyone can live a more healthy and productive life. The Company's core product, Ample, is a nutritious meal replacement intended for busy, health-conscious people. Ample sells direct to consumers online through the Company's website (amplemeal.com) and also via Amazon.

Since Inception, the Company has relied on securing investor financing and selling securities to fund its operations. As of December 31, 2019, the Company had not achieved profitability and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and proceeds from prior sales of equities (see Note 9) and funds from revenue producing activities, if and when such can be realized. Additional Crowdfunding campaigns may occur, as well as debt may be taken on in the form of SBA loans. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Primarily, cash consists of funds held in the Company's checking account and held by Amazon and Paypal, processors in marketplaces where the Company sells its goods.

Inventory

Inventories consist primarily of finished goods and raw materials. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment

Property and equipment, which includes computer equipment, are stated at cost.

As of December 31, 2019 and 2018, the Company had net property of $2,164 and $0, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns.

Deferred Revenue

Revenue is only recognized as the product is shipped. However, early in the Company's operations, additional funds were raised by offering customers the chance to pay a substantial upfront amount and, as a result, receive a lifetime supply of product from that point forward. For revenue recognition purposes, the amounts deposited by those customers are being recognized over a period of 40 years. In addition, the company has, at times, offered shorter subscription periods, such as 3 months, 6 months or 1 year, at a discount price. The revenues for those payments are recognized ratably over the subscription periods.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

Inventory as of December 31, 2019 and 2018 consisted of the following:

	December 31,		
	2019		2018
Raw materials	$	272,118	$	10,731
Finished Goods		96,176		328,335
	$	368,294	$	339,066

NOTE 4 – PREVIOUS FINANCING ARRANGEMENTS

Before the Company officially began operations, $10,000 was received from one investor in the form of a convertible note. This note converted to approximately 737,000 shares of common stock in 2018.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease Commitments
The Company leases an office space in San Francisco, CA, on a month-to-month basis.

Circle Up
The Company has a financing arrangement with Circle Up. The balance of the arrangement fluctuates. In exchange for the financing, Circle Up is entitled to 80 percent of the Company's total sales via Shopify and Amazon. Additional financing can then be taken out by the Company, up to a maximum borrowing of approximately $500,000. As of December 31, 2019, the balance of the arrangement was $503,000 and is recorded as a current liability. All interest against the arrangement are booked as a current financing expense.

NOTE 6 – FUTURE RIGHTS TO EQUITY

In order to obtain additional working capital need to fund operations, the Company entered into agreements with investors, commonly referred to as Simple Agreements for Future Equity ("SAFE") agreements, as well as Keep it Simple Securities ("KISS") agreements, under which investors are asked to subscribe to and purchase the right to acquire the Company's equity securities in the future.

As of December 31, 2018 and 2017, the balance of amounts raised from SAFE Agreements amounted to $0 and $1,881,000, respectively. The amount raised from KISS Agreements amounted to $100,000 in the calendar year ending December 31, 2016.

During 2018, all SAFE and KISS agreements converted into Preferred Seed 2 shares. The SAFE and KISS agreements contained beneficial conversion features where the holders of the agreements received Preferred Seed 2 worth $2,908,728 in exchange for SAFE and KISS agreements originally obtained for $2,221,632. The beneficial conversion feature of $687,096 is recorded as a non-operating expense in the period of the conversion.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option Plan
In 2018, the Company adopted the 2018 Stock Plan (the "Plan"), under which the maximum number of shares that could be issued was 1,157,680. The purpose of the Plan is to attract and retain the best personnel available, to provide additional incentive to employees and consultants, and to promote the future success of the Company's business. Options granted under the Plan may be incentive stock options ("ISOs") or nonqualified stick options ("NSOs"), as determined by the administrator at the time of grant. Restricted stock may also be granted under the Plan.

NOTE 8 – INCOME TAXES

The Company incurred a loss in the current year for both financial accounting and tax purposes and has not provided current or deferred taxes in its tax provision.

ASC 740 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based on the weight of available evidence, which includes the Company's historical operation performance and the reported cumulative losses in the period preceding 2019, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 31, 2019, the Company had Federal and California net operating loss carryforwards of approximately $5.6 million, of which approximately $2.0 million will expire in various amounts beginning in 2032 and $3.6 million of Federal net operating losses which do not expire. Internal Revenue Code Section 382 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. The Company has not yet conducted the analysis to determine if an ownership change has occurred but will do so before the net operating losses are offset against taxable income

The Company is required to recognize in the financial statements the impact of a tax position, if that position is not more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2018, there was no liability for unrecognized tax benefits.

NOTE 9 – GOING CONCERN

Since inception, the Company has relied upon issuances of securities to fund operating losses. As of December 31, 2019, we had not achieved profitable results and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development.

These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, as well as possible additional debt and/or equity financings and/or additional Crowdfunding campaigns, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 1, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.